Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	14 November 2013

Annual General Meeting 2013

Chairman’s Address

Ladies and Gentlemen,

Introduction

Fiscal year 2013 was a deeply challenging one for Sims Metal Management. Certainly the most challenging year since the start of the global financial crisis, and perhaps the most challenging year the Company has faced since it was floated as Simsmetal Limited on the ASX over 20 years ago. At a macro level, the metals recycling industry continued to face weak commodity markets and falling prices for ferrous and non-ferrous scrap. Competition for unprocessed material remained intense across all our markets, and in particular our critical US market.

In the first half of FY13, we identified a break-down in our internal control environment which had led to a significant overstatement of the value of inventories at two of our UK-based facilities. The Company’s loss after tax of $466 million led the Board to the difficult decision of not paying a dividend in FY13. The consequences of these factors are sorely felt by the Board and shareholders but I would like to acknowledge the amazing efforts of our 6400 employees who, in the face of many issues largely beyond their control, continued in their day to day roles in a disciplined and structured manner.

The Company has responded to these challenges by addressing the issues within its control. Over the course of FY13, the Company reduced its controllable cost base by $45 million, through elevating availability rates on its processing equipment and metal shredders, removing under-utilised equipment and facilities, and, where necessary, reducing the size of its labour force. We divested under-performing and non-core assets, realising proceeds totalling $52 million, which included the sale of our Arizona business into our JV partner Sims Adams Recycling where there is a better geographic fit. We have been careful to ensure that these initiatives have not reduced our leverage in any material way to what we anticipate will be an eventual US economic recovery. Indeed, through the expansion of our East Coast US footprint in New England for example, we continue to improve the position of the Company to manage challenging market conditions as we see them today, while positioned with greater operational leverage to profitably take advantage of increasing economic activity as our key markets recover.

Leading the Company into this future will be our newly appointed CEO and Managing Director, Galdino Claro, who took on his responsibilities earlier this month. Galdino replaces Dan Dienst, who announced his retirement in February this year. The Board put considerable effort into finding a Group Chief Executive with the right mix of technical acumen, operational experience at large multinational firms, and strong leadership. I am pleased to have Galdino here today and he will address you directly a little later.

Safety

Before I turn to our fiscal 2013 financial performance, I would like to begin, as we always have, by addressing our safety performance. Creating a zero harm work place remains a core value for the Company. All operational activities must take their lead from this position. During FY13, over 100,000 safety conversations were undertaken, recorded and analysed across all regions. Safety-based training comprises a substantial part of the nearly 280,000 hours of employee training delivered annually across the Group.

While we achieved a promising 9% reduction in the total injury frequency rate during FY13, compositionally LTI and MTI frequency rates increased. This trend is not acceptable, and the Board and management remain committed to our unrelenting focus on safety. Reflecting the Board’s commitment to improving safety, in September this year we undertook training in conducting Observational Behavioural Audits. A number of directors have already had the opportunity to put this training into practice as we visit the Group’s facilities around the world.

Financial Performance

Now, turning to the financial results for the year ended 30 June 2013.

Sales revenue for the Group of $7.2 billion was down from $9.0 billion in the prior year. The decrease in sales revenue was caused by a combination of lower average ferrous and non-ferrous scrap prices as well as lower sales volumes, which decreased 12% on the prior year to 12.8 million tonnes.

Underlying EBITDA of $191 million was 24% lower than FY12. The low volume of post-consumer scrap has seen intense and sustained competition for the limited supply of raw materials, eroding gross margin and reducing operating leverage for Sims Metal Management and our major competitors. In Europe especially, lower non-ferrous and precious metal prices negatively impacted our e-recycling business, also compressing margins. These adverse impacts were partially offset in FY13 by improving ferrous sales margins in North America, albeit at the cost of volume.

On a statutory basis, net profit after tax (NPAT) was a $466 million loss due to significant items totalling negative $537 million, pre-tax. Goodwill impairment charges of $292 million pre-tax, made up just over half of these charges, principally relating to our business in North America. Impairments associated with our inventory write down in the UK and subsequent organisational changes also contributed materially to significant items.

Underlying NPAT was $17 million, with underlying earnings per share of 8.3 cents.

Cash Flow

Cash flows from operating activities of $297 million helped reduce net debt to $154 million as of 30 June. Balance sheet gearing dropped to 7% from 11% in the year prior. Maintaining this low gearing is a key focus of the Company, especially in the tough economic times we are currently experiencing in our industry.

FY13 Capital Expenditure totalled $149 million and, during the first half of FY13, $20 million was spent on acquisitions. Capital Expenditure in FY14 will be substantially lower as the Company extracts improved returns from prior years’ investments. The exception is the Company’s commitment to build a new shedder in Kwinana, Western Australia. This is our most significant new project in the Company, reflecting our continued commitment to this important market.

Capital Management

The Company’s dividend policy is to distribute 45% to 55% of NPAT, subject to the Board’s discretion. In the absence of statutory NPAT, after looking through goodwill impairment, the Board determined not to pay a final dividend for FY13. While a dividend payment has not been made, the Company’s dividend policy remains unchanged.

The Board recognizes the importance of dividends for many of our shareholders as an important component of total investment return. To this end, the Board remains committed to the resumption of paying regular dividends as soon as market conditions permit.

Sustainability

The Company’s sustainability agenda is crucial to how we measure and manage all the non-financial components of our activities. The metals recycling business preserves millions of tonnes of valuable and increasingly scarce materials that would otherwise have ended up in landfills. Not only does this reduce pollution, but it conserves energy and avoids carbon emissions.

The 12.8 million tonnes of material recycled by the Company in FY13 saved 12.9 million Mwh of energy, according to life cycle analysis by the Imperial College, London. That is equivalent to the energy used by 3.9 million average homes, the carbon footprint of around 745,000 people living in Australia, or the carbon mitigated by planting 13.4 million trees.

This year also marked our 5th consecutive year on the Global Top 100 Most Sustainable Corporations list at the Davos World Economic Forum. We are honoured to receive this distinction, which recognises companies demonstrating superior positioning and performance on environmental, social and governance issues relative to their industry peers.

UK Special Committee

I would like to take a moment to address the internal control issues which occurred in the UK in FY13, how senior management and the Board responded, and the current status.

During the first half of FY13, senior management and the Board identified a breakdown in the Company’s internal controls in the UK. As a result, the values of inventories at two UK-based facilities were significantly overstated. The Board formed a Special Committee to investigate the root cause of this breakdown, take rapid remedial action, and oversee necessary remedial actions. Following the investigation, the Special Committee was able to conclude that the control breakdown, and conditions which allowed the overstatement to occur, were isolated to the UK and, in particular, at the two facilities.

The Special Committee made a number of recommendations, including changes to the management structure and personnel, which have been made. Substantial progress has also been made in the implementation of the Group’s standard inventory controls across the UK business. This includes IT infrastructure investments to close sources of potential future control breakdowns. The effectiveness of the recently strengthened control environment in the UK will be subject to detailed internal and external audit review during FY14.

The Board

Addressing the challenges of the economic environment, the break down in controls in the UK, and the appointment of a new Group CEO, placed unexpected strain on the Board. While each director has had to shoulder additional work load, I would like to acknowledge the role Jim Thompson has played in working with our Global Leadership Team providing strong leadership and direction during the period the Company was without a Group CEO.

At the Board level, I was pleased to announce the appointment of Robert Bass as a new independent non-executive director, effective 10 September 2013. Bob was a partner at Deloitte & Touche from 1982, and Vice Chairman Deloitte LLP from 2006, until his retirement in June 2012. I am delighted to have Bob serve on the Board, bringing broad commercial experience and expertise in the areas of control and financial management.

In addition to Bob, our newly appointed CEO and Managing Director, Galdino Claro has also joined as a newest member of the Board of Directors of the Company.

In April 2013, Tom Sato replaced Paul Sukagawa as the nominated Mitsui representative on the Board. Paul was an active and valued member of the Board, drawing on his commercial and operational experience to contribute to our deliberations. Although Paul is missed, he has been very ably replaced by Tom, who has equally strong credentials and work ethic. It is appropriate to acknowledge the significant effort our major shareholder, Mitsui, puts into nominating strong candidates to fill this important position.

Tom Sato and Robert Bass are standing for re-election today as they were both appointed to fill casual vacancies through the year. Christopher Renwick is standing for re-election as well. Each of these directors makes significant contributions to the Board and we will discuss their credentials during the formal part of this meeting. Gerald Morris has indicated that he does not intend to stand for re-election when his current term expires in 2014, so the total number of Board members will reduce from 10 at to 9 at that time.

Management Appointments

The past 12 months has also been a period of substantial management change. After leading the organisation since the merger of Sims Group and Metal Management in 2008, in February we announced the retirement of Dan Dienst as Group CEO, which became effective on 30 June 2013. Additionally, in the second half of FY13, new management teams were selected to lead the Global SRS and UK Metals Recycling businesses, which became effective on 1 July 2013.

Following the announcement of Mr Dienst’s retirement, the Board conducted a comprehensive international search in which a number of excellent external and internal candidates were considered. After an exhaustive process, last month we were pleased to announce the appointment of Galdino Claro as our new Group CEO.

Galdino’s background makes him ideally suited to lead the Company as it seeks to thrive in an increasingly international marketplace. A trained mechanical engineer by background, Galdino has nearly 30 years of global executive leadership experience in the worldwide metals industry. Galdino’s experience spans 20 years at Alcoa. There he held various positions, including President of Alcoa Extrusions Europe, where he led the transformation of its European operations from a collection of under-performing formerly state owned companies, into one of Alcoa’s strongest performing divisions. Galdino also directed Alcoa’s operations in the Asia-Pacific region as President of Alcoa China, where over a 5 year period he built the business into one of Alcoa’s largest and most profitable businesses.

More recently, since July 2010, Galdino served as Executive Vice President and Chief Executive Officer of Metals & Minerals at the Harsco Corporation. Under his leadership, the division serviced over 180 steel mills around the world, providing onsite services that included the management of raw materials and steel scrap among others and, in the process, developed strong relationships with the world’s largest steelmakers. I am delighted that Galdino has agreed to lead our Company. He has the experience and tenacity, as well as the personal qualities and vision, to steer Sims Metal Management through the global environment it confronts at this time, as well as positioning the Company for the expected eventual recovery in international markets.

At this point, I am pleased to invite Galdino Claro to the podium to speak and introduce himself in his own words.

Annual General Meeting 2013

Group Chief Executive Officer’s Address

Thank you Mr Chairman, and thank you to the shareholders in this room and others who I have met in my brief first weeks in the Company. I consider it an honour to be the CEO of Sims Metal Management, and I take the responsibilities that come with that title very seriously.

Today marks only my 10th day at Sims Metal Management, but I wanted to take this opportunity to introduce myself to you. Firstly, to explain my past experiences and why I believe these are a good fit for the challenges Sims Metal Management currently faces. Secondly, to explain to you some of my core values and the management style you can expect from me. And lastly, I wanted to describe some of my initial thoughts on where I will focus my energy initially within the Company.

You may be able to tell from my accent that I am not Australian; while I carry a US passport, I am originally Brazilian. As one of five children of a middle class Brazilian family, I grew up in a small farm in the country side of Sao Paulo’s State. I graduated as a mechanical engineer from the University of Taubate in Brazil and was later on certified as a Total Quality Expert by the International Labour Office in Chiba, Japan.

As Geoff mentioned, I have been fortunate enough, over 30 years in the metal industry, to have had a truly international professional career and private life with my wife and son who have followed me across the globe.

While I spent the first few years of my career working at Honda both in Brazil and in Japan, it was at Alcoa where I began what turned out to be a 20 year career in various international executive roles. Firstly in Brazil, then moving to Europe where over 10 years we grew the business, through a series of acquisitions, from a single plant in post-communist Hungary into a multi-locations pan-European business with manufacturing operations in 9 countries.

Motivated by the success of Alcoa in Europe, I was moved to Beijing and over 5 years led the development of the Asian operations as President of Alcoa China. Over that time, Alcoa became the largest and most profitable foreign aluminium company in the region.

I ended my time at Alcoa in the United States to oversee the operations of Alcoa’s packaging division. Post Alcoa, and after spending a few years in the private equity industry, my most recent position was as CEO of the Metals & Minerals division at the NYSE listed Harsco Corporation. Harsco Metals and Minerals is the largest steel mill services provider in the world, operating 180 sites across 30 countries, including steel mills here in Australia as well as in China, the Middle East, Africa, Europe and the Americas.

In each of these experiences, I believe there are lessons I’ve learned which are transferable to Sims Metal Management. For example in Europe; the business under my responsibilities grew rapidly through acquisitions, each with different national and corporate cultural backgrounds. The challenge was to integrate these businesses to work cooperatively together, under the same business model, to create a group more valuable than the sum of its parts, which we were able to successfully achieve.

In many ways I see the same symptoms and challenges at Sims Metal Management which has expanded quickly through numerous acquisitions over the past 10 years; my view is that there are synergies from these acquisitions which have not yet been fully realised, benefits of scale which remained to be capitalised, pockets of excellence that have never been properly cross disseminated, and value creating opportunities which are yet to be employed.

To describe my management style, my actions are always guided by two core principles: transparency and integrity. Which are underwritten by an operational and process driven focus on achieving results.

I believe transparency is an essential element to foster trust and engagement from my staff, suppliers, and customers. It is this same transparency which I must be able to give to you the shareholders as well, in order to earn your trust. You have the right to this transparency when we set out strategies, when we deploy your precious capital, and when we set goals and targets.

Lastly, I wanted to describe some of my initial thoughts on where I intend to focus my energy and the energy of my team over the coming months. As I mentioned before, it is my view that the Company has the potential to better integrate its operations across geographies and business units. In total, the Group operates over 270 facilities across 5 continents and 20 countries. In some regions our returns are best in class, while in other markets we struggle to break even. We need to leverage the scale of the business platform to learn from our own best-in-class operations, and show that being the largest listed metal and electronics recycler in the world has greater value than simply bragging rights.

The metals industry is facing tremendous challenges and Sims Metal Management is not an exception. But I believe that Sims Metal Management, through its scale, best in class technologies, and most importantly its highly skilled and determined workforce, has all the ingredients to become a highly successful and profitable business once more.

However, as I mentioned, it is only day 10 on the job, so I won’t pretend to have all the answers. Over time, however, I hope I will be able to gain your trust, as we build a Company that is better than the sum of its parts, for now and for the future.

Thank you.

Trading Update

Finally, I would like to provide a trading update. Based on activity for the first four months of FY14, the Company has witnessed mixed outcomes across our businesses. Earnings from our operations in Australasia are trending higher in the first half FY14 reflecting higher intake volumes and improved export sales margins. In the UK Metals business, the restructuring we have implemented has brought improved results. In North America market conditions and results remain challenged due to weak scrap generation and intense competition for raw materials. Our SRS business has begun to stabilise under the new management structure put in place early in FY14 but earnings are still not where we would like, particularly in the UK.

Ferrous scrap markets have recently strengthened after softening over September and early October. Demand for ferrous scrap in both the Mediterranean Basin and in Asia remains firm. Ferrous scrap prices have increased by roughly US$40/t in the Mediterranean Basin and by about US$35/t in Asia since early July. Despite our expectations for firm ferrous scrap prices near-term, we believe it is unlikely these higher prices will translate into meaningfully improved margins due to intense competition for unprocessed raw materials in North America.

As the timing of a recovery in steel and scrap markets remains uncertain, it is critical that the Company manages the aspects of the business within its control. To this end, the Company remains committed to maintaining capital discipline and low gearing, continuing efforts to reduce controllable costs, and improving synergies across our businesses. While we expect near-term challenges to persist, we remain optimistic in the long-term earnings potential of our global platform.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.